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08031776

PROCESSED JUN 26 2008 THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2007 (MM/DD/YY) AND ENDING 03/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACME SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 RENE LEVESQUE BLVD. W. SU
(No. and Street)

MONTREAL (City) QUEBEC (State) CANADA H3B 2H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRENDA DRISDELLE 416-619-2009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHWARTZ LEVITSKY FELDMAN LLP
(Name – *if individual, state last, first, middle name*)

1167 CALEDONIA ROAD (Address) TORONTO (City) ONTARIO (State) CANADA M6A 2X1 (Zip Code)

SEC Mail Processing Section
JUN 13 2008
Washington, DC
101

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ACME SECURITIES INC.

Net Capital Computation

March 31, 2008
(Prepared in United States Dollars)

Total equity	$175,951
Less: non-allowable assets	4,888
Less: liabilities	-
Net capital before haircuts	171,063
Less:	
(i) Haircuts on securities:	
(a) options	-
(b) other securities	-
(ii) Undue concentration	-
(iii) Other – Canadian dollars	(54)
Net capital	$171,009

Note: There is no differences between the audited Net Capital as at March 31, 2008 as above and the Net capital calculated in the unaudited Focus Report prepared by Acme Securities Inc. for the quarter ended March 31, 2008.

ACME SECURITIES INC.

Reconciliation Between Audited and Unaudited Statement of Financial Condition

March 31, 2008
(Prepared in United States Dollars)

Shareholder equity from unaudited focus report – March 31, 2008	$175,951
Audit adjustments	-
Shareholder equity from audited financial statements	$175,951

END